SUNGOLD INTERNATIONAL HOLDINGS CORP.
500 Park Place, 666 Burrard Street
Vancouver, BC, Canada V6C 3P6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of Sungold International Holdings Corp. (the “Corporation”) will be held at the Pan Pacific Hotel, Coal Harbour Suite, 300 - 999 Canada Place, Vancouver, British Columbia, on Friday, February 25, 2005 at 11:00 a.m. (Pacific Time) for the following purposes:

1.	To appoint Loewen Stronach & Co., Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of the Corporation.

2.	To elect five (5) directors to hold office until the close of the next annual meeting of the Corporation.

3.	To fix the number of directors of the Corporation for the ensuing year at five (5).

4.	To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation.

5.	To receive and consider the audited financial statements of the Corporation for the year ended August 31, 2004 and the report of the auditors thereon.

6.	To receive and consider the Report of the Directors.

7.	To transact such other business as may properly come before the meeting.

Accompanying this Notice of Meeting is: (i) an Information Circular, (ii) a Form of Proxy, (iii) the audited financial statements of the Corporation for the year ended August 31, 2004, (iv) a copy of the Corporation’s President’s Report, (v) the interim financial statements and accompanying Management’s Discussion and Analysis for the period ending November 30, 2004, and (vi) a form whereby Shareholders may request to be added to the Corporation's supplemental mailing list. Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Form of Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Corporation’s transfer agent, Computershare Trust Company of Canada, c/o 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof.

DATED at Vancouver, British Columbia this 21st day of January, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Art Cowie
ART COWIE, PRESIDENT

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.